

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

<u>Via E-mail</u>
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re:** **Inova Technology, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2011**
> **Form 10-Q for the Period Ended July 31, 2011**
> **Filed September 19, 2011**
> **File No. 000-27397**

Dear Mr. Bates:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

1. We note your response to comment four in our letter dated September 16, 2011 and we reissue the comment. We still are unclear which transactions the certificates are intended to represent. In addition, we do not understand the references in your response to "150,000,000 shares post change" and "[t]he 'second certificate' is page 2 of the filing."

Form 10-Q for the Period Ended July 31, 2011

Exhibits 31.1 and 31.2

2. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) does not include the clause referring to internal control over financial reporting. In addition, for example, please refer to "registrant" instead of "small business issuer" throughout. Please file an amendment to the Form 10-Q for the period ending July 31, 2011 that includes the entire periodic report and corrected certifications.

Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director